July 18, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed July 1, 2019
           File No. 000-55000

Dear Mr. Tabraue:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Item 9A. Controls and Procedures, page 35

1. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of the Company's disclosure controls and procedures as of March 31, 2019. Refer to Item 307 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nickolas Tabraue
Earth Science Tech, Inc.
July 18, 2019
Page 2

       You may contact Steve Lo at 202-551-3394 or Joel Parker at 202-551-3651 with any other questions.



                                                        Sincerely,
FirstName LastNameNickolas Tabraue
                                                        Division of Corporation
Finance
Comapany NameEarth Science Tech, Inc.
                                                        Office of Beverages,
Apparel and
July 18, 2019 Page 2                                    Mining
FirstName LastName